SHEARMAN & STERLING LLP



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February 28, 2006


VIA EDGAR
---------
John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549


Re:      North American Insurance Leaders, Inc.
         --------------------------------------
         Registration File No. 333-127871

         Pre-Effective Amendment No. 4 to the
         Registration Statement on Form S-1


Dear Mr. Reynolds:


         On behalf of our client, North American Insurance Leaders, Inc. (the "Company"), a Delaware corporation, we set forth below the Company's response to the comment (the "Comment") of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), provided via your January 13, 2006 letter regarding the Company's Pre-Effective Amendment No. 4 to its Registration Statement on Form S-1/A ("Registration Statement") pursuant to the Securities Act of 1933 (the "Securities Act"), as filed with the Commission on January 4, 2006. The Company is filing Pre-Effective Amendment No. 5 (the "Amendment") to its Registration Statement in order to respond to the Comments and to make such other changes as the Company deems appropriate.

         For your convenience, each response follows the sequentially numbered Comment copied in bold italics from your letter of January 13, 2006. When we refer to pages or notes in this letter, we refer to the page or note numbers in the Amendment. Capitalized terms used in this letter and not otherwise defined have the respective meanings assigned them in the Amendment.



ABU DHABI | BEIJING | BRUSSELS | DUSSELDORF | FRANKFURT | HONG KONG | LONDON | MANNHEIM | MENLO PARK MUNICH | NEW YORK | PARIS | ROME |
SAN FRANCISCO  |  SAO PAULO  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON,
DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

North American Insurance Leaders, Inc.
Registration File No. 333-127871
Pre-Effective Amdt. No. 5 to the Registration Statement on Form S-1



General
-------

1. We note the disclosure throughout your registration statement that you would be required to convert to cash up to approximately 19.99% of the common stock sold in this offering. Please confirm, if true, that it is the company's understanding and intention in every case to structure and consummate a business combination in which 19.99% of the IPO shareholders will be able to convert and the business combination still go forward. We may have further comment.

The Company confirms that it is the Company's understanding and intention in every case to structure each business combination in such a manner as to allow the business combination to proceed and be consummated even if 19.99% of the public stockholders vote against the business combination and exercise their conversion rights.


For purposes of clarification, the Company has revised the disclosure under the sections entitled "The Offering - The stockholders much approve our initial business combination," "Proposed Business - Effecting a Business Combination - Opportunity for stockholder approval of our initial business combination" and "Description of Securities - Common Stock" as follows:

         "We will proceed with our initial business combination only if (1) a majority of the shares of common stock voted by the public stockholders are voted in favor of the business combination and (2) public stockholders owning less than 20% of the shares sold in this offering both vote against the business combination and exercise their conversion rights as described below. We will structure our initial business combination so that the transaction will proceed and may be consummated even if the maximum number of shares that may be converted to cash in connection with our initial business combination are in fact converted to cash, reducing the amount of cash ultimately available to consummate the transaction by up to approximately 20%. However, we will not proceed with our initial business combination if public stockholders owning 20% or more of the shares sold in this offering both vote against the business combination and exercise their conversion rights, even if public stockholders holding a majority of the shares vote in favor of the business combination. Public stockholders who convert their stock into an allocable share of the trust account will retain the right to exercise the warrants that they received as part of the units."


                                    * * * * *

In addition to the Company's response to the Comments, the Company brings the following developments, which occurred subsequent to the filing of the Company's Registration Statement, to the Staff's attention:

     o Re-pricing of the Offering. The Company, upon the advice of CRT Capital Group LLC, has re-priced the offering from $125 million to $100 million. Based on the experience of

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


         its management, the Company still believes that an investment in an insurance-related business in the size range of this offering will provide a sufficient "critical mass" upon which to develop a productive and profitable business in the insurance-related industry.

     o Listing on the American Stock Exchange. To improve the liquidity and price of its securities, the Company has opted to list on the American Stock Exchange, a national securities exchange, as opposed the OTC Bulletin Board, upon the consummation of this offering.

     o 2.5% Deferral of Underwriting Discount. Instead of deferring a portion of its underwriting discount, equal to 2.0% of the gross proceeds of this offering, CRT Capital Group LLC has agreed to defer a portion of equal to 2.5% of the gross proceeds of this offering or $2.5 million ($2.875 million if the underwriter's over-allotment option is exercised in full), until the consummation of the Company's initial business combination. As previously disclosed, the 2.5% deferral of the underwriting discount will be placed in the trust account at JPMorgan Chase Bank, NA maintained by JPMorgan Chase Bank, NA, acting as trustee and become part of the liquidating distribution to the Company's public stockholders in the event of liquidation prior to its initial business combination. Upon consummation of an initial business combination, the Company will pay the deferred underwriting discount to CRT Capital Group LLC out of the proceeds of this offering held in the trust account. CRT Capital Group LLC will not be entitled to any interest accrued on the deferred portion of its underwriting discount.

     o Up to $1.0 million in Interest towards Operating Expenses. Half of the interest earned on the trust account (net of any taxes payable), up to a maximum of $1,000,000, will be released to the Company on a quarterly basis beginning July 2006 to fund its expenses incurred in investigating, structuring and negotiating a business combination, legal and accounting fees relating to SEC reporting obligations, administrative fees for office space and working capital. Accordingly, those public stockholders voting against the initial business combination will be entitled to convert their common stock into an allocable share of the trust account, including any interest earned on their allocable share of the trust account (net of any taxes payable), if the business combination is approved and consummated. The allocable per share conversion price for those public stockholders will be equal to the amount in the trust account, including (1) the 2.5% deferred underwriting discount, (2) the proceeds from the D&O rights and (3) any interest earned on the trust account that was not released to us (net of taxes payable), as of two business days prior to the consummation of the business combination, divided by the number of shares of common stock sold in the offering.

     o Amending the Certificate of Incorporation. The Company's amended and restated certificate of incorporation sets forth certain requirements and restrictions relating to the offering that will be applicable until the consummation of a business combination. As was always the case, the Company's amended and restated certificate of incorporation further provides that until the consummation of its initial business combination, such requirements and restrictions will not be amended unless the amendment is approved by the affirmative vote of not less than 80% of the voting power of all outstanding shares of our capital stock entitled to vote on such amendment, voting together as a single class. In light of the "Great Wall issue", the Company has added additional disclosure in the "Risk Factors" and "Proposed Business - Amended and Restated Certificate of Incorporation" sections clarifying that any such amendment could reduce or eliminate the protection afforded to the stockholders by such requirements and restrictions.

         Neither the Company, nor its board of directors, has any present intention to propose, or seek stockholder approval of, any amendment of these provisions. However, it is possible that the board of directors could determine that an amendment to these provisions is in the best interest of the Company's shareholders. For example, if the Company enters into a definitive agreement with a target for a business combination, but is unable to complete the business combination transaction within 24 months from the date of the prospectus, the board of directors could determine that it is in the best interests of the Company's shareholders to amend the amended and restated certificate incorporation to extend the deadline to complete the business combination.

         However, in no event will the Company amend, nor will its board of directors propose to amend, any of these provisions of the amended and restated certificate incorporation without including a provision that would permit holders of up to 20% of the shares sold in the offering who vote against the proposal to convert their shares into their pro rata share of the trust account, or approximately $7.65 (without taking into account interest earned on the proceeds held in the trust account). Unless the amendment is approved by 80% of the outstanding shares, the proposal to amend the amended and restated certificate of incorporation will not pass. If the proposed amendment is approved by 80% or more of the outstanding shares, stockholders who both vote against the amendment and elect to have their shares converted would receive their pro rata share of the trust account.

         In connection with any vote required to approve an amendment to these provisions of the Company's amended and restated certificate of incorporation, all of the existing stockholders, directors and officers have agreed to vote the shares of common stock then owned by them, including any shares offered by the prospectus or acquired following the offering, in accordance with the majority of the shares voted by the public stockholders (other than the existing stockholders).

                                    * * * * *

The Company has directed me to acknowledge on its behalf that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to the Comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings, and that the Company may not assert the Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that the Company commenced marketing this offering in early January and plans to take the offering effective in early March. Toward that end, the Company would like to clarify any additional questions, and to provide any additional information, the Staff may require as soon as practicable.

Thank you for your prompt attention to the Company's response to the Comment. If you have any further comments, or if you require additional information, please do not hesitate to contact me at the telephone number appearing above.



                                        Sincerely,

                                        /s/  Thomas J. Friedmann

                                        Thomas J. Friedmann


cc:      Mike Karney, Securities and Exchange Commission
         John Zitko, Securities and Exchange Commission
         William R. de Jonge, North American Insurance Leaders, Inc. Ann Chamberlain, Bingham McCutchen LLP


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